Exhibit 99.3

DANAOS CORPORATION

- and -

DANAOS CHARTERING SERVICES INC.

AMENDED AND RESTATED COMMERCIAL AGENCY AGREEMENT

THIS AMENDED AND RESTATED- COMMERCIAL AGENCY AGREEMENT is made on July 31, 2026,

BY AND BETWEEN:

1.	DANAOS CORPORATION, a company organized and existing under the laws of the Republic of the Marshall Islands (the “Owner”); and
2.	DANAOS CHARTERING SERVICES INC., a company organized and existing under the laws of the Republic of Marshall Islands (the “Commercial Agent”), and shall be effective from July 31, 2026.

WHEREAS:

(A)

The Owner has a number of wholly owned subsidiaries identified on Schedule A hereto, as such Schedule A may be amended from time to time (the “Shipowning Subsidiaries”), each of which is the registered or the disponent owner of either a containership or a drybulk carrier (the “Vessels”) and certain other direct and indirect subsidiaries identified on Schedule B hereto, as such Schedule B may be amended from time to time (together with the Shipowning Subsidiaries, the “Subsidiaries”).

(B)

The Commercial Agent has the benefit of expertise in the containerized and drybulk cargo vessel industries and in the provision of commercial agency services, including chartering and sale and purchase, to containerships and drybulk carriers.

(C)	The Owner and the Commercial Agent entered into a Brokerage Services Agreement, made February 3, 2025 and effective January 1, 2025 (the “February 2025 Brokerage Services Agreement”).
(D)	The Owner and the Commercial Agent entered into an Amended and Restated Brokerage Services Agreement, made August 1, 2025 and effective August 1, 2025 (the “August 2025 Brokerage Services Agreement”).
(E)

The Owner and the Commercial Agent desire to rename and to amend and restate the terms and conditions of the August 2025 Brokerage Services Agreement and to adopt this Commercial Agency Agreement to supersede and replace the August 2025 Brokerage Services Agreement.

NOW, THEREFORE, THE PARTIES HEREBY AGREE:

1.INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Board of Directors” means the board of directors of the Owner as the same may be constituted from time to time.

“Business Days” means a day (excluding Saturdays and Sundays) on which banks are open for business in Athens, Greece; London, United Kingdom; Cyprus; and New York, New York - United States.

“Change of Control Release” shall bear the meaning given to it in the Restrictive Covenant Agreement.

“Containership” means any ocean-going vessel that is intended to be used primarily to transport containers or is being used to primarily transport containers.

“Drybulk Carrier” means any ocean-going vessel that is intended to be used primarily to transport non-liquid cargoes of commodities shipped in an unpackaged state.

“Executive Officers” means the Chief Executive Officer and the President, the Chief Operating Officer, the Chief Financial Officer and the Chief Commercial Officer of the Owner and/or such other officers that may be agreed by the parties thereto after the date of this Agreement from time to time.

“Group” means, at any time, the Owner and the Subsidiaries at such time taking into account the Schedule A and Schedule B in effect at such time and “member of the Group” shall be construed accordingly.

“ISM Code” means the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the International Maritime Organization (IMO) by resolution A.741(18) or any subsequent amendment thereto.

“Newbuilding” means a new ship under construction or just completed.

“STCW 95” means the International Convention on Standards of Training, Certification and

Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

1.2	The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.
1.3	All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successors and assigns.
1.4	In the event of any conflict between this Agreement and any other agreement between the Owner and the Commercial Agent, the provisions of this Agreement shall prevail.
1.5	Unless otherwise specified, all references to money refer to the legal currency of the United States of America.

1.6	Unless the context otherwise requires, words in the singular include the plural and vice versa.

2.APPOINTMENT

2.1	The Commercial Agent is hereby appointed by the Owner as agent providing commercial agency services to the Group and hereby accepts such appointment on the terms and conditions of this Agreement.
2.2

With effect from the date hereof and continuing unless and until terminated as provided herein, the Owner hereby appoints the Commercial Agent and the Commercial Agent hereby agrees to agent provide commercial agency services to each Vessel.

2.3

The Commercial Agent undertakes to use its best endeavors to provide the commercial agency services specified in Section 5 of this Agreement, on behalf of the Owner in accordance with sound shipping practice.

2.4

The Commercial Agent may, with the consent of the Owner, appoint any person or entity (a “Commercial Sub-Agent”) at any time throughout the duration of this Agreement to discharge any of the Commercial Agent’s duties.

2.5

The Commercial Agent covenants with the Owner to ensure that each entity appointed to perform the Commercial Agent’s duties shall at all times properly exercise and perform the powers, rights and duties so conferred on it. The Commercial Agent’s power to delegate performance of any provision of this Agreement hereunder is without prejudice to the Commercial Agent’s liability to the Owner to perform such Agreement with the intention that the Commercial Agent shall remain responsible to the Owner for the due and timely performance of all duties and responsibilities of the Commercial Agent hereunder.

3.THE OWNER’S GENERAL OBLIGATIONS

3.1

The Owner shall notify the Commercial Agent as soon as possible of any change in the Group as a result of the purchase of any Vessel or Newbuilding, the sale of any Vessel, the purchase or sale of any direct or indirect subsidiary, the creation or divestiture of any subsidiary, or any other structural change and shall promptly amend Schedule A and Schedule B hereto, as applicable, to be reflective of any such change. Such amended Schedule A or Schedule B shall be effective on any such day as mutually agreed by the Owner and the Commercial Agent, which date shall be no later than five calendar days after delivery of such amended Schedule A or Schedule B to the Commercial Agent by the Owner.

4.THE COMMERCIAL AGENT'S GENERAL OBLIGATIONS

4.1

In the exercise of its duties hereunder, the Commercial Agent shall act fully in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it by the Group and serve the Group faithfully and diligently in the performance of this Agreement, exercising all due care, loyalty, skill and diligence to carry out its duties under this Agreement according to sound technical and commercial shipping industry standards.

4.2	In the performance of this Agreement, the Commercial Agent shall protect the interests of the Group in all matters directly or indirectly relating to the Vessels.
4.3

The Commercial Agent shall ensure that all material property of the Group is clearly identified as such, held separately from the property of the Commercial Agent and, where applicable, in safe custody.

4.4	The Commercial Agent shall ensure that adequate manpower is employed by it to perform its obligations under this Agreement.
4.5

Notwithstanding anything to the contrary contained in this Agreement or the Shipmanagement Agreements, the Commercial Agent agrees that any and all decisions of a material nature relating to the Owner, any Subsidiary or any Vessel shall be reserved to the Owner, such decisions including, but not being limited to the entry into and/or termination or amendment of any contractual relationships, including any charterparty or memorandum of agreement for the sale or purchase of a vessel.

4.6

During the term hereof, the Commercial Agent shall do all in its power to promote the business of the Group in accordance with the directions of the authorized representative of the respective member of the Group and shall at all times use its best efforts in all respects to conform to and comply with the lawful directions, regulations and recommendations made by such authorized representative, and in the absence of any specific directions, regulations and recommendations as aforesaid and subject to the terms and conditions of this Agreement, shall provide general commercial agency services to the Group.

4.7

The Commercial Agent, in the performance of its responsibilities under this Agreement, shall be entitled to have regard to its overall responsibilities in relation to the management of its clients, which, until the occurrence of a Change of Control Release, shall be restricted to the Group, and in particular, without prejudice to the generality of the foregoing, the Commercial Agent shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Commercial Agent considers to be fair and reasonable, subject always to the discretion of any Executive Officer or other authorized representative of the Owner.

4.8	The Commercial Agent, in the performance of its responsibilities under this Agreement, shall ensure that any purchases of products or services from any affiliates, any Commercial Sub-Agent-or any other related entity shall be on terms no less favorable to the Commercial Agent than the market prices for products or services that the Commercial Agent could obtain on an arm's-length basis from unrelated third parties.

4.9

During the term hereof, the Commercial Agent agrees that, subject to Section 4.10 below and other than as provided in this Section 4.9, it will provide the services in this Agreement to the Group on an exclusive basis and it will not provide any Commercial Agency services or other services contemplated herein to any entity without receiving the prior written approval of the Owner, other than:

(a)	the Owner and each Subsidiary;
(b)

any entity or vessel directly or indirectly owned or controlled, in whole or in part, or operated by John Coustas, Danaos Investment Limited as the Trustee for the 883 Trust (the “Coustas Trust”), Protector Holdings Inc. or Seasonal Maritime Corporation (collectively, the “Coustas Entities”) (or any (i) current or future beneficiaries of the Coustas Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities); provided, that, any such direct or indirect interest in any (x) Drybulk Carrier or Containership of larger than 2,500 TEU or (y) entity owning a Drybulk Carrier or a Containership of larger than 2,500 TEU, shall have been acquired in accordance with Section 3 of the Restrictive Covenant Agreement by and between the Owner and each of the Coustas Entities and attached hereto as Appendix I (the “Restrictive Covenant Agreement”); and

(c)	Palmosa Shipping Corporation and its subsidiaries.
4.10

For the avoidance of doubt, nothing in this Section 4.10 shall be construed to restrict the Commercial Agent from providing any Commercial Agency services or other services contemplated herein to any entity or vessel directly or indirectly owned or controlled, in whole or in part, or operated by any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities), other than Containerships of larger than 2,500 TEUs or Drybulk Carriers or any entity or business involved in shipping sectors other than Containerships of larger than 2,500 TEUs or Drybulk Carriers (which can be provided services in accordance with the terms of this Section 4.10).

4.11	The Commercial Agent's obligations contained in Section 4.9 above shall cease to apply with immediate effect upon the occurrence of a Change of Control Release.

5.COMMERCIAL AGENCY SERVICES

(Certain Commercial and other Commercial Agency Services, collectively referred to herein as the “Commercial Agency Services”)

5.1	CERTAIN COMMERCIAL AGENCY SERVICES

The Commercial Agent shall provide certain commercial agency services to the Group, which include, but are not limited to, the following functions:

(a)

performing class records review and physical inspections and, at the request of the Owner, making recommendations to the Owner with respect to any additional vessel being considered for purchase by the Owner;

(b)	at the request and under the direction of the Owner, certain administrative services in connection with the purchase or sale of a Vessel by the Owner or any member of the Group;
(c)	at the request of the Owner, certain services in connection with the Owner or any Subsidiary taking physical delivery of a Vessel; and
(d)	at the request of the Owner, performing any other functions necessary to assist the Owner with any Vessel sale or purchase or Newbuilding.
5.2	OTHER COMMERCIAL AGENCY SERVICES

The Commercial Agent shall provide other commercial agency services to the Group, including the following:

(a)	Arrange for the employment of the Vessels, conclude charterparties and oversee any matter relating to the employment of the vessels including but not limited to :

(i)preparing, issuing or causing to be issued to shippers the customary freight contracts, cargo receipts, bills of lading, shippers’ customary bills or other documents required under the terms of the Vessels’ employment;

(ii)invoicing on behalf of the Owner all freights and other sums due to the Owner and accounts receivables arising from the operation of the Vessels, making any and all claims for moneys due to the Owner and issuing releases upon receipt of payment or settlement of such claims; and

(iii)preparing off-hire statements and/or hire statements including obtaining port documents and expense supports necessary for such calculation.

(b)	Arranging for the sale and purchase of the Vessels and oversee any matter relating to the sale and purchase of the Vessels.

(c)	Arranging for the construction, conversion or repairs of the Vessels and oversee any matter relating to the construction, conversion or repairs of the Vessels.
(d)	Settlement of the Vessels’ average claims and oversee any matter relating to the settlement of such average claims.
(e)	Maintaining and keeping true and correct accounts, receiving or making payments in respect of the foregoing activities and maintaining bank accounts in banks located within or outside Greece.
5.3	FEES AND EXPENSES FOR COMMERCIAL AGENCY SERVICES

In consideration of the Commercial Agent providing the above Commercial Agency Services to the Group, the Owner shall pay the Commercial Agent the following fees:

(a)	a variable management fee equal to 1.25% calculated on the collected operating revenues of the Vessels during the term of this Agreement, payable to the Commercial Agent monthly in arrears; and
(b)

a fee equal to 1.00% calculated on the price set forth in the memorandum of agreement of any Vessel bought or sold for or on behalf of the Owner or any Subsidiary, including any Newbuildings, payable upon final delivery to the Owner or Subsidiary, as applicable, occurring after the effective date of this Agreement;

the fees in clauses (a) and (b) of this Section 5.3 being collectively referred to herein as the “Commercial Agency Fee”;

(c)

the Commercial Agency Fees do not include any out of pocket expenses (e.g. travelling, accommodation or other expenses of similar nature) of the Commercial Agent’s employees in relation to the provision of the Commercial Agency Services. Such costs will be paid and expensed by the Owner over and above the Commercial Agency Fee;

(d)

in addition to providing the Commercial Agency Services in exchange for the Commercial Agency Fee, the Commercial Agent shall, at no cost to any member of the Group, provide its office accommodation, office staff (including secretarial, accounting and administrative assistance), facilities and stationery, and shall pay for all printing, postage, domestic telephone and all other usual office expenses incurred by it as the Commercial Agent in or about the provision of the Commercial Services; and

(e)

the Commercial Agent hereby acknowledges that it will provide the Commercial Services to the Group in this Section 5 at its own cost in exchange for the Commercial Agency Fee it receives pursuant to this

Section 5.3, and shall pay for all of its own expenses and costs incurred by it as the Commercial Agent in providing such Commercial Services other than as set forth in Section 5.3(c) above.

6.LIABILITY AND INDEMNITY

6.1

Subject to Section 8.3(e), neither any member of the Group nor the Commercial Agent shall be under any liability for any failure to perform any of their obligations hereunder by reason of Force Majeure. “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of any member of the Group or the Commercial Agent, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

6.2

Subject to Section 6.1, the Commercial Agent shall be under no liability whatsoever to any member of the Group for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, and howsoever arising in the course of the performance of this Agreement, unless and to the extent that the same is proved to have resulted from (i) the gross negligence or wilful default of the Commercial Agent, its employees, agents or any Sub-Commercial Agent or (ii) any breach of this Agreement by the Commercial Agent or any Sub-Commercial Agent.

6.3

Except to the extent that the Commercial Agent would be liable under Section 6.2, the Owner hereby undertakes to keep the Commercial Agent and its employees, agents and the Sub-Commercial Agent indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever and howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Commercial Agent, its employees, agents or the Sub-Commercial Agent may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.

6.4

The Commercial Agent will indemnify and save harmless the Owner and each other Subsidiary in the Group, and their respective current and former directors, officers, employees, subcontractors and current and future affiliates, from and against any and all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Owner, any other company in the Group or any of their employees or agents may suffer as a result of (i) any losses incurred or suffered related to any liabilities or obligations that the Commercial Agent or any Commercial Sub-Agent has agreed to pay or for which the Commercial Agent is otherwise responsible under this Agreement, (ii) the gross negligence or any willful default by the Commercial Agent, its employees, agents or any Sub-Commercial Agent or (iii) any breach of this Agreement by the Commercial Agent or any Commercial Sub-Agent-.

6.5

It is hereby expressly agreed that no employee or agent of the Commercial Agent (including any sub-contractor from time to time employed by the Commercial Agent) shall in any circumstances whatsoever be under any liability whatsoever to any member of the Group for any loss, damage or delay whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section 6, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Commercial Agent or to which the Commercial Agent is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Commercial Agent acting as aforesaid and for the purpose of all the foregoing provisions of this Section 6 the Commercial Agent is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement. Nothing in this Section 6.5 shall be construed so as to limit any liability the Commercial Agent may have to the Group under Section 6.2 hereof.

7.RIGHTS OF THE COMMERCIAL AGENT, RESTRICTIONS ON THE COMMERCIAL AGENT’S AUTHORITY, AND NON-COMPETE PROVISIONS

7.1

Except as may be expressly provided in this Agreement, the Commercial Agent shall be an independent contractor and not the agent of the Owner or any other member of the Group and shall have no right or authority to incur any obligation on behalf of any member of the Group or to bind any member of the Group in any way whatsoever. Nothing in this Agreement shall be deemed to make the Commercial Agent or any of its subsidiaries or employees an employee, joint venturer or partner of any member of the Group.

7.2

The Owner acknowledges that the Commercial Agent shall have no responsibility hereunder, direct or indirect, with regard to the formulation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of any member of the Group, which is solely the responsibility of each respective member of the Group. Each member of the Group shall set its corporate policies independently through its respective board of directors and executive officers and nothing contained herein shall be construed to relieve such directors or officers of each respective member of the Group from the performance of their duties or to limit the exercise of their powers.

7.3	Notwithstanding the other provisions of this Agreement:

(a)

the Commercial Agent may act with respect to a member of the Group upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained from such member of the Group or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to such member of the Group and the Commercial Agent shall incur no liability to such member of the Group for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by such member of the Group or its agents, in the absence of gross negligence or willful misconduct by the Commercial Agent or its servants, and shall not be responsible for any misconduct, mistake, oversight, error or judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

(b)

the Commercial Agent shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of any member of the Group or its agents if the performance thereof is or would be illegal or unlawful; and

(c)

the Commercial Agent shall incur no liability to any member of the Group for doing or failing to do any act or thing which it shall be required to do or perform or forebear from doing or performing by reason of any provision of any law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where the above entity has jurisdiction.

7.4

Subject to Section 7.5 below, during the term of this Agreement and for a period of one year from the date of actual termination of this Agreement, the Commercial Agent and any affiliate of the Commercial Agent (other than a Coustas Entity (or any (i) current or future beneficiaries of the Coustas Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) in accordance with Section 3 of the Restrictive Covenant Agreement) shall be prohibited from, directly or indirectly, engaging in (i) the ownership or operation of Containerships larger than 2,500 TEUs, (ii) the ownership or operation of any Drybulk Carriers and (iii) the acquisition of or investment in any business involved in the ownership or operation of Containerships larger than 2,500 TEUs or Drybulk Carriers.

7.5	The restrictions contained in Section 7.4 above shall cease to apply with immediate effect upon the occurrence of a Change of Control Release.

8.TERMINATION OF THIS AGREEMENT

8.1

This Agreement shall be effective as of the date hereof and, subject to Sections 8.2, 8.3, 8.4 and 8.5, shall continue until December 31, 2027 (the “Initial Term”). Thereafter the term of this Agreement shall be extended on a year-to-year basis for a one-year term (each, a “Subsequent Term”) unless either party hereto, at least six months prior to the end of the then current term, shall give written notice to the other that it wishes to terminate this Agreement at the end of the then current term (and subject to Sections 8.2, 8.3 8.4 and 8.5).

8.2	The Owner shall be entitled to terminate this Agreement by notice in writing to the Commercial Agent if:
(a)

the Commercial Agent neglects or fails to perform its principal duties and obligations under this Agreement in any material respect, and such neglect or failure is not remedied within twenty (20) Business Days after written notice of the same is given to the Commercial Agent by the Owner; or

(b)

any money payable by the Commercial Agent under or pursuant to this Agreement is not promptly paid or accounted for in full within ten (10) Business Days by the Commercial Agent in accordance with the provisions of this Agreement.

8.3	The Owner shall be entitled to terminate this Agreement immediately if:
(a)	the Owner or the Commercial Agent ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;
(b)

the Owner or the Commercial Agent files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against the Owner or the Commercial Agent seeking to have it declared an insolvent or a bankrupt and such petition is not dismissed or stayed within forty (40) Business Days of its filing, or if the Owner or Commercial Agent shall admit in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, Commercial Agent, receiver or trustee of the Owner or Commercial Agent of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the Commercial Agent’s or Owner’s undertaking, property or assets or if an order is made or a resolution is passed for the Commercial Agent’s or Owner’s winding up;

(c)	a distress, execution, sequestration or other process is levied or enforced upon or sued out against the Commercial Agent’s property which is not discharged within twenty (20) Business Days;
(d)	the Commercial Agent ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by the Owner; or

(e)	either the Commercial Agent or the Owner is prevented from performing its obligations hereunder by reasons of Force Majeure for a period of two (2) consecutive months or more.
8.4	In addition to the provisions in Sections 8.2 and 8.3, the Owner shall also be entitled to terminate any applicable Shipmanagement Agreement if:
(a)	the Owner or any Subsidiary ceases to be the owner of a Vessel by reason of a sale thereof or the Owner or any Subsidiary ceases to be registered as the Owner of a Vessel;
(b)

a Vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the underwriters in respect of the Vessel’s constructive, compromised or arranged total loss or if such agreement with the underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred;

(c)	a Vessel is requisitioned for title or any other compulsory acquisition of a Vessel occurs, otherwise than by requisition by hire; or
(d)

a Vessel is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within twenty (20) Business Days.

8.5	The Commercial Agent shall be entitled to terminate this Agreement by notice in writing to the Owner:
(a)	if any moneys payable by the Owner under this Agreement shall not have been duly paid within sixty (60) Business Days of payment having been demanded by the Commercial Agent in writing; or
(b)

if the Owner defaults in the performance of any other of its material obligations under this Agreement and fails to remedy such default within sixty (60) Business Days after being given notice in writing by the Commercial Agent to remedy the same.

8.6

Upon the effective date of termination pursuant to this Section 8, the Commercial Agent shall promptly terminate its service hereunder as may be required in order to minimize any interruption to the business of the members of the Group.

8.7

Upon termination, the Commercial Agent shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement, if any, and the Commercial Agency Fee due from the Owner, calculated pro rata to the date of termination, and any undisbursed funds of any member of the Group in the Commercial Agent’s possession or control will be paid by the Commercial Agent as directed by such member of the Group promptly upon the Commercial Agent’s receipt of all sums then due it under this Agreement, if any.

8.8

Upon termination of this Agreement, the Commercial Agent shall release to the Owner the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to each Vessel or the provision of Commercial Agency Services for each Vessel.

8.9	The provisions of Section 8 shall survive any termination of this Agreement.
8.10

The Commercial Agency Fee will be fixed throughout the Initial Term. For each Subsequent Term, the Commercial Agency Fee will be set at a mutually agreed upon rate between the Owner and the Commercial Agent no later than 30 days prior to the commencement of the relevant Subsequent Term.

9.SALE AND RIGHT OF FIRST REFUSAL

9.1

Unless expressly permitted by the Board of Directors of the Owner pursuant to Sections 9.2 and 9.3 below, during the term of this Agreement, John Coustas and/or any trust established for the Coustas family, under which John Coustas and/or members of his family are beneficiaries will collectively (i) own at least 80% of the outstanding capital stock of the Commercial Agent and (ii) hold at least 80% of the voting power of the outstanding capital stock of the Commercial Agent, considered for this purpose as a single class; if this provision is breached, the Owner shall have the right to purchase the capital stock of the Commercial Agent owned by John Coustas or any trust established for the Coustas family, under which John Coustas and/or members of his family are beneficiaries, at its fair market value.

9.2

Throughout the duration of this Agreement and for one (1) year period following the expiry or termination of this Agreement, the Commercial Agent is prohibited from transferring, assigning, selling or disposing of a significant portion or all of its assets or property that is necessary for the performance of its services under this Agreement to any other party without the prior written consent of the Board of Directors.

9.3

In the event that the Board of Directors permits the Commercial Agent to transfer, assign, sell or dispose of any assets or property pursuant to Section 9.2 above, the Commercial Agent hereby grants to the Owner a right of first refusal on any such proposed transfer, assignment, sale or disposition. The right of first refusal contained in this Section 9.3 is in effect during the term of this Agreement and shall extend for a one (1) year period following the expiry or termination of this Agreement.

9.4	The Owner and the Commercial Agent shall have a period of 30 days to reach an agreement for the proposed sale, transfer, assignment or disposition of all or part of the Commercial Agent’s assets pursuant to Section 9.3 above. If no such agreement with respect to a sale is concluded within 30 days, then the Commercial Agent may transfer or sell such assets to any other third party provided that the sale is made on terms no less favorable than those last proposed by the Commercial Agent to the Owner.

9.5

The Owner and the Commercial Agent acknowledge that all potential transfers pursuant to this Section 9 are subject to obtaining any and all written consents of governmental authorities and other non-affiliated third parties.

10.NOTICES

10.1

All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a Business Day to an individual at the following address or fax number:

Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Chief Executive Officer

Fax: +30 210 419 6489

Danaos Chartering Services Inc.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: General Manager

Fax: +30 210 422 0855

11.APPLICABLE LAW

11.1	This Agreement shall be governed by, and construed in accordance with, the laws of England.

12.ARBITRATION

12.1

All disputes arising out of this Agreement shall be arbitrated in London in the following manner. One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen. Their decision or that of any two of them shall be final and, for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

12.2

In the event that the Owner or the Commercial Agent shall state a dispute and designate an arbitrator, in writing, the other party shall have twenty (20) Business Days to designate its own arbitrator. Upon failure to do so, the arbitrator appointed by the other party can render an award hereunder.

12.3

Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

12.4

The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Section 15 may include costs, including a reasonable allowance for attorneys’ fees, and judgments may be entered upon any award made herein in any court having jurisdiction.

13MISCELLANEOUS

13.1

This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements or understandings, written or oral, with respect thereto. This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

13.2

During the term hereof, the Commercial Agent will not provide services hereunder through, or otherwise cause any member of the Group to have, an office or fixed place of business in the United States, and shall take reasonable steps not to cause income of any member of the Group to be subject to tax in any taxing jurisdiction, including the United States, the United Kingdom and Greece.

13.3

The Executive Officers are entitled to direct the Commercial Agent to remove and replace any individual serving as an officer or any senior manager serving as head of a business unit from such position. Furthermore, the Commercial Agent agrees that it will not remove any individuals serving as officers or senior managers from their respective positions without the prior written consent of the Executive Officers. If any officer or senior manager who is made available to the Owner by the Commercial Agent resigns, is terminated or otherwise vacates his office, the Commercial Agent shall, as soon as practicable after acceptance of any resignation or after termination, use reasonable best efforts to identify suitable candidates for replacement of such officer. The Commercial Agent will report to the Owner and the Board of Directors through the Executive Officers.

13.4	This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS whereof the undersigned have executed this Agreement as of the date first above written.

SIGNED by DIMITRIOS
VASTAROUCHAS
for and on behalf of
DANAOS CORPORATION	In the presence of:

/s/ Dimitrios Vastarouchas	/s/ Pantelis G. Papalymperis
Dimitrios Vastarouchas	Pantelis Papalymperis
Chief Operating Officer	Lawyer

SIGNED by KONSTANTINOS SFYRIS
for and on behalf of
DANAOS CHARTERING SERVICES INC.	In the presence of:

/s/ Konstantinos Sfyris	/s/ Pantelis G. Papalymperis
Konstantinos Sfyris	Pantelis Papalymperis
Director	Lawyer

SCHEDULE A

SHIPOWNING

SUBSIDIARIES

as of July 31, 2026

Registered or Disponent Owner Subsidiary	Vessel Name	Jurisdiction
Actaea Company Limited	Savannah	Liberia
Asteria Shipping Company Limited	Dimitra C	Marshall Islands
Auckland Marine Inc.	Colombo	Liberia
Averto Shipping S.A.	Suez Canal	Liberia
Balticsea Marine Inc.	Kingston	Liberia
Bayview Shipping Inc.	Rio Grande	Liberia
Blacksea Marine Inc.	Jamaica	Liberia
Blackwell Seaways Inc.	Niledutch Lion	Liberia
Boulevard Shiptrade S.A.	Dimitris C	Marshall Islands
Boxcarrier (No.1) Corp.	CMA CGM Moliere	Liberia
Boxcarrier (No.2) Corp.	CMA CGM Musset	Liberia
Boxcarrier (No.3) Corp.	CMA CGM Nerval	Liberia

Registered or Disponent Owner Subsidiary	Vessel Name	Jurisdiction
Boxcarrier (No.4) Corp.	CMA CGM Rabelais	Liberia
Boxcarrier (No.5) Corp.	Racine	Liberia
Boxline (No.1) Corp.	Santorini Express	Liberia
Boxline (No.2) Corp.	Hull: YZJ2023-1557 TBN Patmos Express	Liberia
Boxsail (No.1) Corp.	Interasia Accelerate	Liberia
Boxsail (No.2) Corp.	Interasia Amplify	Liberia
Boxsail (No.3) Corp.	Phoebe	Liberia
Boxsail (No.4) Corp.	Greenhouse	Liberia
Boxline (No.3) Corp.	Hull: YZJ2024-1612 TBN Tinos Express	Liberia
Boxline (No.4) Corp.	Hull: YZJ2024-1613 TBN Symi Express	Liberia
Boxline (No.5) Corp.	YZJ2024-1625 TBN Sifnos Express	Liberia
Boxline (No.6) Corp.	YZJ2024-1626 TBN Kimolos Express	Liberia
Boxline (No.7) Corp.	YZJ2024-1668 TBN Milos Express	Liberia
Boxsail (No.5) Corp.	C9200-7 TBN Kota Brisbane	Liberia
Boxsail (No.6) Corp.	C9200-8 TBN Kota Buenos Aires	Liberia
Boxsail (No.7) Corp.	C9200-9 TBN Kota Beira	Liberia
Boxsail (No.8) Corp,	C9200-10 TBN Kota Bangkok	Liberia
Boxsail (No.9) Corp.	C9200-11 TBN Kota Busan	Liberia
Boxsail (No.10) Corp.	H2596 TBN Interasia Spirit	Liberia
Boxsail (No.11) Corp.	H2597 TBN Interasia Stability	Liberia
Bulk No. 1 Corp.	Integrity	Liberia
Bulk No. 2 Corp.	Achievement	Liberia
Bulk No. 3 Corp.	Ingenuity	Liberia
Bulk No. 4 Corp.	Genius	Liberia
Bulk No. 5 Corp.	Peace	Liberia

Registered or Disponent Owner Subsidiary	Vessel Name	Jurisdiction
Bulk No. 6 Corp.	W Trader	Liberia
Bulk No. 7 Corp.	E Trader	Liberia
Cellcontainer (No.1) Corp.	Express Argentina	Liberia
Cellcontainer (No.2) Corp.	Express Brazil	Liberia
Cellcontainer (No.3) Corp.	Express France	Liberia
Cellcontainer (No.4) Corp.	Express Spain	Liberia
Cellcontainer (No.5) Corp.	Express Black Sea	Liberia
Cellcontainer (No.6) Corp.	Express Berlin	Liberia
Cellcontainer (No.7) Corp.	Express Rome	Liberia
Cellcontainer (No.8) Corp.	Express Athens	Liberia
Channelview Marine Inc.	Paolo	Liberia
Containers Lines Inc.	Derby D	Liberia
Containers Services Inc.	Tongala	Liberia
Continent Marine Inc.	Monaco	Liberia
Expresscarrier (No.1) Corp.	YM Mandate	Liberia
Expresscarrier (No.2) Corp.	YM Maturity	Liberia
Karlita Shipping Company Limited	Pusan C	Liberia
Medsea Marine Inc.	Dalian	Liberia
Megacarrier (No.1) Corp.	Kota Peony	Liberia
Megacarrier (No.2) Corp.	Kota Primrose	Liberia
Megacarrier (No.3) Corp.	Kota Plumbago	Liberia
Megacarrier (No.4) Corp.	Speed	Liberia
Megacarrier (No.5) Corp.	Ambition	Liberia
Oceancarrier (No.1) Corp.	Kota Manzanillo	Liberia
Oceancarrier (No.2) Corp.	Bremen	Liberia

Registered or Disponent Owner Subsidiary	Vessel Name	Jurisdiction
Oceancarrier (No.3) Corp.	C Hamburg	Liberia
Oceancarrier (No.4) Corp.	Wide Alpha	Marshall Islands
Oceancarrier (No.5) Corp.	Stephanie C	Marshall Islands
Oceancarrier (No.6) Corp.	Euphrates	Marshall Islands
Oceancarrier (No.7) Corp.	Wide Hotel	Marshall Islands
Oceancarrier (No.8) Corp.	Wide India	Marshall Islands
Oceancarrier (No.9) Corp.	Wide Juliet	Marshall Islands
Oceanew Shipping Limited	Europe	Liberia
Oceanprize Navigation Limited	America	Liberia
Ramona Marine Company Limited	Le Havre	Liberia
Rewarding International Shipping Inc.	Kota Santos	Liberia
Sarond Shipping Inc.	Artotina	Marshall Islands
Seacarriers Lines Inc.	Vancouver	Liberia
Seacarriers Services Inc.	Seattle C	Liberia
Sinoi Marine Ltd.	Kota Lima	Liberia
Speedcarrier (No.1) Corp.	Phoenix D	Liberia
Speedcarrier (No.2) Corp.	Advance	Liberia
Speedcarrier (No.4) Corp.	Sprinter	Liberia
Speedcarrier (No.5) Corp.	Future	Liberia
Speedcarrier (No.6) Corp.	Progress C	Liberia
Speedcarrier (No.7) Corp.	Highway	Liberia
Speedcarrier (No.8) Corp.	Bridge	Liberia
Springer Shipping Co	Belita	Liberia
Teucarrier (No.1) Corp.	CMA CGM Attila	Liberia
Teucarrier (No. 2) Corp.	CMA CGM Tancredi	Liberia

Registered or Disponent Owner Subsidiary	Vessel Name	Jurisdiction
Teucarrier (No.3) Corp.	CMA CGM Bianca	Liberia
Teucarrier (No. 4) Corp.	CMA CGM Samson	Liberia
Teucarrier (No.5) Corp.	CMA CGM Melisande	Liberia
Teushipper (No.1) Corp.	Catherine C	Liberia
Teushipper (No.2) Corp.	Greenland	Liberia
Teushipper (No.3) Corp.	Greenville	Liberia
Teushipper (No.4) Corp.	Greenfield	Liberia
Vilos Navigation Company Ltd	Zebra	Liberia
Wellington Marine Inc.	Singapore	Liberia
Bulk No. 8 Corp.	Danaos	Liberia
Bulk No. 9 Corp.	Gouverneur	Liberia
Bulk No. 10 Corp.	Valentine	Liberia
Boxline (No. 8) Corp.	CV5900-09 TBN Saint John Express	Liberia
Boxline (No. 9) Corp.	C7100-9 TBN Interasia Ascent	Liberia
Bulk No.11 Corp.	John Junior	Liberia
Boxline (No.10) Corp.	C7100-10 TBN Interasia Adapt	Liberia
Boxline (No.11) Corp.	S1162	Liberia
Boxline (No.12) Corp.	S1163	Liberia
Boxline (No.13) Corp.	S1164	Liberia
Boxline (No.14) Corp.	S1165	Liberia
Boxline (No.15) Corp.	S1166	Liberia
Boxline (No.16) Corp.	S1167	Liberia
Boxsail (No.12) Corp.	H2638	Liberia
Boxsail (No.13) Corp.	H2639	Liberia
Boxsail (No.14) Corp.	H2640	Liberia

Registered or Disponent Owner Subsidiary	Vessel Name	Jurisdiction
Boxsail (No.15) Corp.	H2641	Liberia
Bulk No.12 Corp.	DJCFD010 TBN Primus	Liberia
Bulk No.13 Corp.	DJCFD011 TBN Maximus	Liberia
Bulk No.14 Corp.	DJCFD016 TBN Magnus	Liberia
Bulk No.15 Corp.	DJCFD017 TBN Dominus	Liberia

SCHEDULE B
NON-SHIPOWNING SUBSIDIARIES
as of July 31 2026

Non-Shipowning Subsidiary	Shipowning Subsidiaries Owned	Jurisdiction

Bulk Shipholdings Inc.

Bulk No. 1 Corp.

Bulk No. 2 Corp.

Bulk No. 3 Corp.

Bulk No. 4 Corp.

Bulk No. 5 Corp.

Bulk No. 6 Corp.

Bulk No. 7 Corp.

Bulk No. 8 Corp.

Bulk No. 9 Corp.

Bulk No. 10 Corp.

Bulk No.11 Corp.

Bulk No.12 Corp.

Bulk No.13 Corp.

Bulk No.14 Corp.

Bulk No.15 Corp.

Marshall Islands

APPENDIX I

Restrictive Covenant Agreement

DANAOS CORPORATION,

DR. JOHN COUSTAS

- and -

DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST

AMENDED AND RESTATED RESTRICTIVE COVENANT AGREEMENT

THIS AMENDED AND RESTATED RESTRICTIVE COVENANT AGREEMENT is made on July 31, 2026,

BY AND BETWEEN:

1.	DANAOS CORPORATION, a Marshall Islands corporation (“DC”);
2.	DR. JOHN COUSTAS, in his individual capacity (“Dr. Coustas”); and
3.	DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST (the “Coustas Family Trust” and, together with Dr. John Coustas, the “Coustas Entities”).

WHEREAS:

(A)

Pursuant to an Amended and Restated Management Agreement by and between DC and Danaos Shipping Company Limited, a Cypriot corporation (the “Manager”), made September 18, 2006 (the “2006 Management Agreement”), the Manager agreed to provide certain management services to DC on an exclusive basis, restrict certain competitive activities and grant a right of first refusal to DC to purchase its assets and properties upon the occurrence of certain events, all as described therein.

(B)

In connection with the 2006 Management Agreement, pursuant to a Restrictive Covenant Agreement by and between DC and the Coustas Entities, made September 18, 2006, the Coustas Entities provided certain non-competition covenants, all as described therein, which was amended and restated on August 10, 2018 and on April 1, 2021 (the latter, the “2021 Restrictive Covenant Agreement”).

(C)

Pursuant to a further Amended and Restated Management Agreement by and between DC and the Manager, dated on or around the date hereof, and as amended from time to time (the “Management Agreement”), and a Brokerage Services Agreement by and between DC and Danaos Chartering Services Inc. (the “Brokerage Company”), dated on August 1, 2025, and as amended and restated and renamed to Commercial Agency Agreement on or around the date hereof, and as amended from time to time (the “Commercial Agency Agreement”), the Manager and the Commercial Agent has each agreed to provide certain management services to DC on an exclusive basis, restrict certain competitive activities and grant a right of first refusal to DC to purchase its assets and properties upon the occurrence of certain events, all as described therein.

(D)

DC and the Coustas Entities desire to amend and restate the terms of the 2021 Restrictive Covenant Agreement and to adopt this Agreement to supersede and replace the 2021 Restrictive Covenant Agreement.

(E)	Each of the Coustas Entities directly or indirectly owns capital stock of the Manager and the Commercial Agent.
(F)

Dr. Coustas has entered into an executive employment agreement with DC (the “Employment Agreement”), pursuant to the terms of which Dr. Coustas has agreed to serve as Chief Executive Officer and President of DC.

(G)

DC wishes to continue to (i) limit the activities of Dr. Coustas, and the other Coustas Entities, on the terms and conditions set out in this Agreement to prohibit certain activities that may compete with the business of DC, (ii) ensure that the Coustas Entities collectively maintain ownership of at least 80% of the capital stock of the

Manager and of the Commercial Agent and (iii) ensure that the Coustas Entities will not allow the Manager to violate certain of its obligations under the Management Agreement nor the Commercial Agent to violate certain of its obligations under the Commercial Agency Services Agreement.

NOW, THEREFORE, in consideration of the terms and conditions set forth below, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

1.INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:
(a)	“Board of Directors” means the board of directors of DC as the same may be constituted from time to time.
(b)	“Change of Control Release Event” shall mean the occurrence of any of the following:
(i)

Dr John Coustas ceases to be both the Chief Executive Officer of DC and a director of DC unless this is due to his death or disability and, in such case, a replacement person is appointed by DC’s board of directors; or

(ii)

any group of (a) the existing members of the board of directors of DC as at the date of this Agreement and (b) any directors appointed following nomination by the existing board of directors, does not comprise a majority of the board of directors of DC; or

(iii)	any one or more persons (who are not members of the Coustas Family) acting in concert controls DC.

For the purposes of this definition, acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in DC by any of them, either directly or indirectly, to obtain or consolidate control of DC.

(c)	“Change of Control Release” shall bear the meaning given to such term in Section 7.1 below.
(d)	“Containership” means any ocean-going vessel that is intended to be used primarily to transport containers or is being used to primarily transport containers.
(e)	“Danaos Group” means, at any time, DC and its subsidiaries at such time and “member of the Group” shall be construed accordingly.
(f)	“Drybulk Carrier” means any ocean-going vessel that is intended to be used primarily to transport non-liquid cargoes of commodities shipped in an unpackaged state.
(g)

“Independent Directors” means those members of the Board of Directors that qualify as independent directors within the meaning of Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934 and the listing criteria of the New York Stock Exchange.

1.2	The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.
1.3	All the terms of this Agreement, whether or not so expressed, shall be binding upon the parties hereto and their respective successors and assigns.

1.4	Unless the context otherwise requires, words in the singular include the plural and vice versa.

2.ACKNOWLEDGEMENT AND REPRESENTATION

2.1	Each of the Coustas Entities acknowledges he or it has received and reviewed the Management Agreement and the Commercial Agency Services Agreement.
2.2

Each of the Coustas Entities hereby represents and warrants that as of the date of this Agreement, collectively the Coustas Entities (a) own at least 80% of the capital stock of the Manager and (b) hold at least 80% of the voting power of the outstanding capital stock of the Manager considered for this purpose as a single class.

2.3

Each of the Coustas Entities hereby represents and warrants that as of the date of this Agreement, collectively the Coustas Entities (a) own at least 80% of the capital stock of the Commercial Agent and (b) hold at least 80% of the voting power of the outstanding capital stock of the Commercial Agent, considered for this purpose as a single class.

3.NON-COMPETITION

Subject to Section 7 below:

3.1

during the term of the Management Agreement or the Commercial Agency Services Agreement, including any subsequent term thereunder, and for a period of one (1) year from the date of actual termination of each such agreement, the Coustas Entities shall not, subject to Section 3.2 hereof, directly or indirectly, engage in (a) the ownership or operation of Containerships of larger than 2,500 TEUs, (b) the ownership or operation of any Drybulk Carriers or (c) the acquisition of or investment in any business involved in the ownership or operation of Containerships of larger than 2,500 TEUs or Drybulk Carriers; and

3.2

notwithstanding the foregoing, if a majority of the Independent Directors declines to pursue any opportunity for the benefit of DC or any of its subsidiaries (a) to acquire or invest in any business involved in the ownership or operation of Containerships of larger than 2,500 TEUs or Drybulk Carriers or (b) to acquire a Containership of larger than 2,500 TEUs or a Drybulk Carrier, then any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) shall be permitted, directly or indirectly, to acquire any such Containership or Drybulk Carrier or acquire or invest in any such business; provided that, such acquisition or investment is completed (x) no later than the four-month anniversary of the date on which the Independent Directors declined to pursue such acquisition or investment and (y) on terms no more favorable to the acquiring or investing, as the case may be, party than those offered to DC and declined by the Independent Directors.

For the avoidance of doubt, nothing in this Agreement shall be construed to restrict the ability of any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) to acquire or invest in any vessel other than Containerships of larger than 2,500 TEUs or Drybulk Carriers.

4.MANAGEMENT SERVICES

Subject to Section 7 below:

4.1

during the term of the Management Agreement or the Commercial Agency Services Agreement, including any subsequent terms thereunder, Dr. Coustas shall not personally provide, or establish, advise or assist any entity providing, crewing, technical, administrative or general vessel management services substantially similar to those the Manager provides under the Management Agreement or substantially similar to the commercial, chartering or commercial agency services the Commercial Agent provides under the Commercial Agency Agreement, to any owner and operator of Containerships of larger than 2,500 TEUs or Drybulk Carriers, other than members of the Danaos Group and Palmosa Shipping Corporation and its subsidiaries without receiving the prior written approval of a majority of the Independent Directors;

4.2

during the term of the Management Agreement or the Commercial Agency Services Agreement, including any subsequent term thereunder, none of the Coustas Entities shall, directly or indirectly, own any interest in any entity which provides crewing, technical, administrative or general vessel management services substantially similar to those the Manager provides under the Management Agreement or substantially similar to the commercial, chartering or commercial agency services the Commercial Agent provides under the Commercial Agency Agreement, to any owner and operator of Containerships of larger than 2,500 TEUs or Drybulk Carriers, other than members of the Danaos Group and Palmosa Shipping Corporation and its subsidiaries, without receiving the prior written approval of a majority of the Independent Directors; and

4.3

the restrictions set forth in Sections 4.1 and 4.2 hereof shall not apply with respect to Containerships larger than 2,500 TEUs, Drybulk Carriers or entities which any Coustas Entity (or any (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities) acquires or invests in pursuant to Section 3.2 hereof.

5.CONTROL OF MANAGER AND COMMERCIAL AGENT

5.1

Unless expressly permitted by a majority of the Independent Directors, during the term of (1) the Management Agreement, the Coustas Entities will at all times, directly or indirectly, collectively (a) own at least 80% of the outstanding capital stock of the Manager and (b) hold at least 80% of the voting power of the outstanding capital stock of the Manager, considered for this purpose as a single class and (2) the Commercial Agency Services Agreement, the Coustas Entities will at all times, directly or indirectly, collectively (a) own at least 80% of the outstanding capital stock of the Commercial Agent and (b) hold at least 80% of the voting power of the outstanding capital stock of the Commercial Agent, considered for this purpose as a single class.

5.2

Each of the Coustas Entities hereby agrees to offer and, if such offer is accepted by DC, to sell the capital stock of the Manager and the Commercial Agent, as applicable, owned by it to DC at the then fair market value of such capital stock if the provision set forth in Section 5.1 hereof is breached.

5.3

For the avoidance of doubt, DC acknowledges that (a) the restriction set forth in Section 5.1 hereof shall not be construed so as to limit transfers of capital stock of the Manager or the Commercial Agentto (i) current or future beneficiaries of the Coustas Family Trust, (ii) entities beneficially owned by such beneficiaries or the Coustas Entities or (iii) other trusts established for the benefit of such beneficiaries or the Coustas Entities and (b) any such transfers shall not trigger DC’s purchase right pursuant to Section 5.2 hereof; provided that any such transferee agrees to be bound by the restrictions set forth herein (including, without limitation, in Sections 3 and 4 hereof) pursuant to an agreement acceptable in form and substance to a majority of the Independent Directors.

6.COVENANT COMPLIANCE OF MANAGER AND COMMERCIAL AGENT

6.1	The Coustas Entities shall not allow the Manager to violate the covenants contained in Section 4.14, Section 9.4 and Sections 12.1 through 12.5 of the

Management Agreement, and will cause the Manager to observe the right of first refusal requirement set forth in Section 12.3 of the Management Agreement.

6.2

The Coustas Entities shall not allow the Commercial Agent to violate the covenants contained in Section 4.9, Section 7.4 and Sections 9.1 through 9.5 of the Commercial Agency Services Agreement, and will cause the Commercial Agent to observe the right of first refusal requirement set forth in Section 9.3 of the Commercial Agency Services Agreement.

7.CHANGE OF CONTROL RELEASE

7.1

Section 3 and Section 4 hereof shall terminate and cease to apply if a Change of Control Release Event occurs as a result of matters not within the control of the Coustas Entities (a “Change of Control Release”).

8.NOTICES

8.1

All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a business day to a party at its respective address set forth below:

Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Chief Financial Officer

Fax: +30 210 419 6489

Dr. John Coustas

c/o Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Dr. John Coustas

Danaos Investment Limited as the Trustee for the 883 Trust

c/o Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Dr. John Coustas

Fax: +30 210 422 0855

9.APPLICABLE LAW AND JURISDICTION

9.1	This Agreement shall be governed by, and construed in accordance with, the laws of England.

10.ARBITRATION

10.1

All disputes arising out of this Agreement shall be arbitrated in London in the following manner. One arbitrator is to be appointed by DC, a second by the Coustas Entities and a third by the two so chosen. Their decision or that of any two of the arbitrators shall be final and, for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

10.2

In the event that DC or the Coustas Entities shall state a dispute and designate an arbitrator, in writing, the other party shall have twenty (20) business days to designate its own arbitrator. Upon failure to do so, the arbitrator appointed by the other party can conduct the arbitration and render an award hereunder.

10.3

Until such time as the arbitrators finally close the hearings, either of DC or the Coustas Entities shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

10.4

The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Section 10 may include costs, including a reasonable allowance for attorneys’ fees, and judgments may be entered upon any award made herein in any court having jurisdiction.

11.MISCELLANEOUS

11.1

This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto, with the exception of the Management Agreement and the Commercial Agency Services Agreement. This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

11.2

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement is adjudicated to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus adjudicated as invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudications is made.

This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS whereof the undersigned have executed this Agreement as of the date first above written.

SIGNED by EVANGELOS CHATZIS for and on behalf of
DANAOS CORPORATION

Name: Evangelos Chatzis
Title: Chief Financial Officer

SIGNED BY
DR. JOHN COUSTAS

Dr. John Coustas

SIGNED by EVANGELOS CHATZIS for and on behalf of
DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST

Name: Evangelos Chatzis
Title: Director

SIGNED BY DIMITRIS CHARKOPLIAS for and on behalf of
DANAOS INVESTMENT LIMITED AS THE TRUSTEE FOR THE 883 TRUST

Name: Dimitris Charkoplias
Title: Director